DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Ed Batts
edward.batts@dlapiper.com
T 650.833.2073
F 650.687.1106
November 12, 2009
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo & Melissa Walsh

Re:	OCZ Technology Group, Inc. Registration Statement on Form 10 Filed September 30, 2009 File No. 000-53633
Dear Ms. Woo and Ms. Walsh:
     We are writing in response to the letter of comments (the “Comment Letter”) received by OCZ Technology Group, Inc., a Delaware corporation (the “Company”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated October 28, 2009, with respect to the Company’s registration statement on Form 10; File No. 000-53633. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is our response to the Staff’s comment.
General
     1. We note from disclosure on page 88 that one of your geographic regions is Europe, the Middle East and Africa. We also note September 2007 and May 2008 news articles discussing your increased revenue growth in the Middle East. Please tell us in which countries in the Middle East and Africa you have operations or sell your products.
     The Company does not have operations in Middle East or Africa. The Company has sold products into the following Middle Eastern and African countries: Greece; Israel; Saudi Arabia; Turkey; United Arab Emirates; and South Africa.
     2. We note the disclosure on pages 24 and 62 regarding potential violations relating to the re-export of your products into Iran, Syria and Cuba. We also note that much of the information regarding the specifics of these transactions that was included in your Form 10 filed April 21, 2009, and withdrawn on May 14, 2009, is not included here. Please tell us the nature of the transactions underlying the potential re-export violations, including the type of products involved, the number of products involved, the number of transactions that occurred, the time frame of the transactions and the dollar amounts of the transactions.
     Between 2004 and 2008, the Company maintained a relationship with a distributor in the United Arab Emirates. In 2008, the Company received information suggesting that the distributor may have

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
Page Two
reexported the Company’s products to Iran, but the Company has found no specific facts confirming these suspicions or any information about when such reexports would have occurred or who may have received the products. However, the Company did discover that it had provided approximately $500 worth of sales support materials to the distributor in connection with a sales presentation in Iran. The Company has terminated its relationship with the distributor.
     In 2007 and 2008 in two instances, the Company’s office in Europe transferred to an individual in Iran one of its Reaper products. The Reaper is a high speed memory module, the list price for which is approximately $77.00 per unit. The two Reapers were provided free of charge. In one case, the product provided was a sample. In the second, the product was a replacement item.
     In 2008, the Company sent a replacement OCZ Reaper to an individual in Mexico. When requesting the replacement, customer had originally provided an address in Cuba. This was a single replacement item provided free of charge.
     Between September 2008 and May 2009, the Company sold products to a Lebanese distributor, including a total of five Neural Impulse Actuators. The Neural Impulse Actuator product is device that receives brain electrical signals and translates them into electrical inputs for videogame inputs or keystrokes. The list price is approximately $132.00. Subsequently, the Company learned that the distributor may have reexported one of the products to Syria and that the distributor was interested in general in distributing the Company’s products in Syria, but the Company has found no specific facts about when such reexport would have occurred or who may have received the product. The Company has terminated its relationship with the distributor.
     The Company has voluntarily disclosed these transactions to the U.S. Department of Commerce and the U.S. Department of the Treasury. The Company has also implemented more stringent export control procedures to prevent inadvertent transfers and retransfers to sanctioned countries.
     3. Please update the Form 10 as appropriate for further developments regarding your internal investigation and the FBI and Commerce Department inquiries relating to potential re-export of products into Iran, Syria or Cuba.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Item 1. Business, page 1
     4. We note that your disclosure includes the names of selected customers which include retailers, online retailers, OEMs, systems integrators and distributors. Please disclose the criteria you used in selecting the customers you identified by name so investors can determine their significance to you. Indicate the percentage of your revenues the identified customers represent individually and in the aggregate. In this regard, you should note that identifying selected

United States Securities and Exchange Commission
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November 12, 2009
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customers based on name recognition alone generally is not appropriate. To the extent that the contracts with these customers are material, you should include in the business section a brief description of the material terms of any agreements and file the agreements as exhibits as required by Item 601(b)(10) of Regulation S-K.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment. The Company has no written contract with NewEgg.com, its largest customer with which it transacts on a purchase order basis. The Company transacts business on a purchase order basis in general.
     5. Please provide us with support for the claim that you are “a leading provider of high performance Solid State Drives (‘SSDs’) and Memory Modules for computing devices and systems.”
     The Company is supplementally providing the Staff with materials in response to this comment.
Overview, page 1
     6. With respect to every third-party statement in your registration statement — such as the market data you cite in the section entitled “Industry Overview” — please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, please tell us whether any of the reports were commissioned by you.
     The Company is supplementally providing the Staff with materials in response to this comment. The Company notes that it did not commission any of the third party materials and, in fact, it did not pay any consideration for any of the third party reports, which the Company found as readily publicly available.
Environmental Matters, page 14
     7. Please expand your discussion of the environmental laws and regulations that are applicable to your business. This section should provide a meaningful description of the nature of the governmental regulation to which the company’s business is subject, and the material effects that such regulations may have on the company’s capital expenditures, earnings, and competitive position. Tell us the basis for your statement on page 24 that any costs you incur relating to environmental matters in the foreseeable future will not adversely affect you. See Item 101(c)(1)(xii) of Regulation S-K.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment. As further clarification, the Company’s business involves purchasing finished goods as components from

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
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different vendors and then assembling of these components into finished products at the Company’s facilities. The Company is in particular subject to certain domestic and foreign laws and regulations governing the storage, disposal and recycling of computer products. Other than such similar environmental laws and regulations, given the nature of the Company’s business, it does not believe that it is subject to any other major environmental laws and regulations (like those that govern an industrial manufacturer). As such, based on current information, the Company believes that is reasonable for it to assert that any costs relating to the Company’s compliance with environmental laws and regulations that govern the type and nature of its business in the foreseeable future would not adversely and materially affect it.
Item 1A Risk Factors, page 15
     8. Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or which you consider to be immaterial. We will not object if you state that this section includes known risks that you consider to be material.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Our dependence on a small number of sole and limited source suppliers page 18
     9. You state that you are dependent upon sole and limited suppliers for critical components and that you have experienced shortages in computer components from these suppliers in the past. Please briefly discuss the frequency of these operational difficulties and quantify to the extent possible the effect of these shortages on the company’s financial condition. Consider whether disclosure in the management’s discussion and analysis is appropriate if this has, or is reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. To the extent you are substantially dependent on limited and single source suppliers, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(u)(B) of Regulation S-K.
     The Company historically has only sporadically suffered from limited component shortages. However, it is not unreasonable to expect that a material shortage could occur with limited or no notice in the future. The Company does not have written supply contracts with its component suppliers. Notwithstanding the Company has revised the disclosure in the Form 10 in response to the Staff’s comment in order to further clarify the disclosure.

United States Securities and Exchange Commission
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November 12, 2009
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Item 2. Financial Information
Selected Consolidated Financial Data, page 28
     10. We note your disclosure that you “changed [y]our year end from a calendar year to a fiscal year beginning March 1 and ending on the last day in February, which resulted in a stub period of January 1, 2007 to February 28, 2009.” Confirm that the “stub period” ended on February 28, 2007 and revise, accordingly. In addition, tell us what consideration you gave to presenting financial data for the “stub period” and the corresponding period of the prior year.
     The Staff is correct in noting the inadvertent typographical error regarding the date period and the Company has revised the disclosure in the Form 10 in response to the Staff’s comment. The stub period was a two month period from January 1 to February 28, 2007. The Company consulted with the Staff telephonically before preparing the presentation of the financial statements. Further, the Company does not believe that a year-over-year presentation of a sixty day stub period would be materially useful to an investor and would potentially serve to confuse an investor given the unusual circumstances that created the stub period.
     11. Revise to briefly describe, or cross-reference to a discussion thereof, factors that materially affect the comparability of the information reflected in selected financial data, such as accounting changes, business combinations or dispositions of business operations. You should also discuss or reference any material uncertainties that might cause the data reflected not to be indicative of your future financial condition or results of operations. Refer to Instruction 2 of Item 303 of Regulation S-K.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
     12. Please disclose your contractual obligations in tabular format as required by item 303(a)(5) of Regulation S-K. It appears that you have operating lease obligations that are required to be disclosed.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Critical Accounting Policies, page 34
     13. Tell us what consideration you gave to including a discussion of your accounting policy for goodwill. The critical accounting policy discussion should describe the related estimates and assumptions that are highly uncertain or susceptible to change and the relative impact on your financial condition or operating performance. The following disclosures should be considered:

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
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•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Refer to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Stock-based Compensation, page 36
     14. You indicate that your expected volatility estimate was 0.40% and 0.37% for the fiscal years ended February 28, 2009 and February 29, 2008, respectively. However, your disclosure on page 78 indicates that the expected volatility was 0.40 and 0.37 for the respective periods. Please clarify this apparent discrepancy.
     The Staff is correct in noting the inadvertent typographical error and the “%” signs should not have been included. The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Results of Operations, page 37
     15. You state that the increase in net sales during the fiscal year ended February 29, 2008 and February 28, 2009 was “due primarily to an increase in unit volumes.” Please expand your disclosure to discuss the units or the products that contributed to the increase in net sales. We note your discussion of several categories of products in the business section of the registration statement. Investors should be able to determine the source of the company’s revenues as you continue to implement your product diversification strategy that you disclose began in fiscal year 2009.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.

United States Securities and Exchange Commission
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November 12, 2009
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     16. Tell us what consideration you gave to discussing the results of operations for the “stub period” and the corresponding period of the prior fiscal year. Refer to Instruction 1 to Item 303(A) of Regulation S-K.
     Please refer to the Company’s response to Staff comment #10 above.
     17. We note that you acquired PC Power and Cooling, Inc. and Silicon Data Inc. in the fiscal year ended February 29, 2008. Tell us what consideration you gave to giving an indication as to the qualitative and quantitative impact that these acquisitions had on the comparability of your results of operations.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment. Please refer to footnote #15 in the Form 10.
Comparison of Fiscal Years Ended February 29, 2008 and February 28, 2009
Net sales, page 40
     18. In your discussion of the change in cost of revenues, you indicate that you experienced lower average selling prices of products due to falling prices of memory components. Tell us what consideration you gave to indicating the impact that the decrease in average selling prices had on net sales for the period, offsetting the impact from the increase in unit volumes.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Liquidity and Capital Resources, page 41
Operating Activities, page 41
     19. Revise to complete your explanation of the decrease in accrued expenses in the six months ended August 31, 2009 as compared to the six months ended August 31, 2008.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.

United States Securities and Exchange Commission
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November 12, 2009
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Other factors affecting liquidity and capital resources, page 42
     20. Considering that your operating activities have not provided cash in the most recent fiscal years or interim periods and that, per your disclosure on page 38, you were unable to increase unit volumes sold due to limited working capital in the six months ended August 31, 2009, please clarify your statement that you generated cash from funds generated from operations, among other sources.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     21. Please discuss the material covenants in the Sale of Accounts and Security Agreement with Faunus Group International, Inc. and the Loan and Security Agreement with Silicon Valley Bank. Include an expanded discussion of why you were not able to comply with two of the financial covenants in 2008 and 2009. In this regard, we note your disclosure that as of November 30, 2008, you were not in compliance with two of the financial covenants with respect to the S10 million loan agreement you had with Silicon Valley Bank. We note as well that as of February 28, 2009, you were not in compliance with one financial covenant in the Loan Agreement for which you obtained a waiver.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Quantitative and Qualitative Disclosures about Market Risk, page 44
     22. You disclose that the company is subject to market risks related to foreign currency exchange rates, but have not provided quantitative disclosure regarding this market risk, in the form of tabular disclosure, sensitivity analysis, or value at risk disclosures, as required by Item 305 of Regulation S-K. Please revise or tell us why disclosure is not warranted.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 44
     23. Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Cim Investment Management. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
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Item 5. Directors and Officers, page 46
     24. Please provide disclosure, or confirm that no disclosure is required pursuant to paragraphs (f) and (g) of Item 401 of Regulation S-K relating to any “promoters” or “control persons” of your company, as defined in Rule 405 under the Securities Act of 1933. It appears that Ryan Petersen may be deemed a promoter as a founder of the company. Note also that Item 404(c) of Regulation S-K includes disclosure requirements regarding promoters and certain control persons that may be applicable to you.
     The Company confirms that no disclosure is required under paragraphs (f) and (g) of Item 401 of Regulation S-K. The Company does not object to the Staff’s suggestion that Ryan Petersen may be deemed as a promoter; however, the Company believes that full disclosure of the compensatory arrangements between the Company and Mr. Petersen are disclosed within the Form 10. The Company has revised the disclosure to include a statement to that effect within Item 7.
     25. The table on page 46 states that Alex Mei has been a director of the company “since 2007” indicating that he is a current director. However, Mr. Mei’s biography states that he served as a member of the Board until July 2009. Please revise.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Item 6. Executive Compensation, page 49
     26. You state that certain elements of executive compensation were competitive with awards being made by comparable companies with which you compete and that you used benchmarks to compare compensation data. Please identify the benchmark at which the remuneration committee set each element of your executive compensation. Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance & Disclosure Interpretations, available on the SEC website.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     27. You state on pages 50 and 58 that bonuses for your named executive officers are currently determined on a case-by-case basis by the remuneration committee based on a “mix of company and individual objectives.” Please disclose the quantitative and qualitative company objectives and individual objectives for each of the named executive officers that you used to determine variable pay. Specifically address the “sales objectives” that Justin Shong achieved in receiving a bonus of $8,750 in 2008 and $89,882 in 2009.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.

United States Securities and Exchange Commission
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November 12, 2009
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     28. We note that you did not provide the “Compensation Committee Interlocks and Insider Participation” disclosure pursuant to Item 407(e)(4) of Regulation S-K. Please confirm, if true, that there were no transactions or relationships during your last completed fiscal year that are required to be disclosed pursuant to that Item.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Severance Terms and Change of Control Provisions, page 59
     29. Please disclose whether Arthur Knapp received any compensation in connection with his resignation in March 2009. It appears that Mr. Knapp’s employment agreement provides for severance payments under certain conditions.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Item 7. Certain Relationships and Related Transactions and Director Independence, page 62
     30. Please provide the information required by Item 404(b) of Regulation S-K concerning your policies and procedures for the review of transactions required to be reported by this Item, notwithstanding your statement that you “have not participated in nor currently plan to participate in any [such] transaction[s]”
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Market Information, page 63
     31. Please provide the reported high and low bid prices for the company’s common stock that was traded on AIM on the London Stock from December 31, 2008 through April 1, 2009. Market information is required for any interim period for which financial statement are included. See Item 201(a)(iii) of Regulation S-K.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Item 10. Recent Sales of Unregistered Securities, page 64
     32. We note your statement on page 64 indicates that 339,200 shares were issued in February 2009 as part of a capitalization of $200,000 of an acquisition-related note in favor of Douglas A. Dodson. Please tell us whether this is a separate issuance from the November 2008

United States Securities and Exchange Commission
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November 12, 2009
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transaction described in Note 12 to the financial statements in which you issued 339,200 shares as part of a capitalization of $300,000 of an acquisition-related note in favor of Mr. Dodson. Also, please reconcile your statement on page 64 that during fiscal year ended February 28, 2008, approximately 341,200 shares of common stock were issued in connection with the exercise of stock options, with your disclosure on page 84 that approximately 328,528 shares of common stock were issued in connection with the exercise of stock options for the same period.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     33. For each sale of unregistered securities discussed in the registration statement on page 64, briefly disclose the facts upon which you relied in concluding the exemption was available and name the persons or identify the class of person to whom the securities were sold. With respect to your 4(2) issuances, please disclose whether the individuals were accredited or sophisticated with access to information. See Item 701 of Regulation S-K. Please also specifically identify which issuances occurred in the U.S. and which issuances occurred outside the U.S. pursuant to Regulation S.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Item 13. Financial Statements and Supplementary Data, page 68
     34. Revise to provide the selected quarterly financial data required by Item 302(A) of Regulation S-K.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     35. Tell us what consideration you gave to providing a schedule of valuation and qualifying accounts pursuant to Rule 5-04 of Regulation S-X. For example, we note that your balance sheet caption of “Accounts receivable, net” is net of an allowance for doubtful accounts.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Report of the Independent Registered Public Accounting Firm, page 68
     36. We note that your auditor is located in London. Please revise to indicate the country in which this city is located. Also, explain the circumstances that led to you retaining this particular audit firm considering that your principle offices are located in San Jose, California and you appear to have no operations in London.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.

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November 12, 2009
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Consolidated Income Statements, page 70
     37. We note that you have presented the consolidated income statement for the two-month period ended February 28, 2007. Revise to include information for the comparable period of the prior year. Refer to Rule 13a-10(b) of the Securities Exchange Act of 1934.
     Please refer to the Company’s response to the Staff’s comment #10.
Consolidated Statements of Cash Flow, page 72
     38. Tell us whether the amounts presented within cash flows from financing activities related to “Bank loan” and “Notes payable” are presented on as gross or net cash flows. Provide support for your presentation based on the guidance in paragraphs 11 through 13 of SFAS 95.
     The Company’s presentation is on a net basis for the “Bank Loan” as the amount is large, there is quick turnover as borrowings and repayments happen daily, and its maturity is short-term. The “Notes Payable” is not material and has very little activity.
Notes to the Financial Statements, page 74
     39. Revise to ensure that the chronological ordering from left to right of the financial data presented in tabular or narrative forms throughout the document is consistent with the financial statement presentation. Refer to SAB Topic 11E.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Note 3. Summary of significant accounting policies
Revenue recognition, page 76
     40. We note that you record all product sales net of allowances for returns and rebates. Describe how you determined that you have the ability to reasonably estimate the amount of future returns and rebates considering the guidance in paragraph 8 of SFAS 48 and paragraph 23 of EITF 01-9. As part of your response, describe the significant assumptions, material changes in estimates, and reasonably likely uncertainties. Address the consideration given to the highly cyclical nature of your products, as noted from your risk factor on page 15.
     The Company uses historical return rates which have been fairly consistent to provide for the current allowance level. Because of the lack of working capital, customers are generally not able to receive the full allocation of what they would like to order. As a result, for those customers that have limited return rights, this serves to reduce the exposure for returns of unsold merchandise as they are not

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
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overstocked. For rebates, generally there are defined programs for specific products from which the amounts can be reasonably calculated based on the sales levels and further validated retrospectively prior to completion of financial reporting for that period. More open-ended programs such as mail-in rebates have been minimized during 2009 but are also analyzed for historical monthly trends on a customer by customer basis. In addition, transactions which occur subsequent to reporting periods are monitored to determine the applicable period and the impact, if any, on the allowance levels. Estimates are regularly updated and revised to reflect changes in the assumptions surrounding the level of returns and rebates anticipated, changes in the terms and length of defined programs operated, the economic climate which may impact the level of rebates being claimed, and ongoing consideration of historical and current experience.
     41. We note from your Business section that you provide customer service. Tell us more about the nature of these services and the terms of the arrangements. Clarify whether or not you ever customize software for your customers. Describe your accounting treatment for any related service revenue. For any multiple-element arrangements, identify the accounting literature relied upon to recognize revenue, tell us how you determine that each of the criteria for recognition have been met, and describe the basis for any revenue deferral. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure. Also tell us what consideration you gave to presenting your sales and cost of sales separately for products and services on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.
     This is not customer service in the sense of maintenance or consulting as would be associated with a software business. The customer service function at the Company merely handles handle technical questions on hardware compatibility and the return of defective products via a RMA process.
Shipping and handling, page 77
     42. You indicate that shipping and handling costs billed to customers are included as a component of revenue. However, your disclosure on page 35 indicates that these amounts have been accounted for as a reduction to general administrative and operations expense. Please clarify your accounting treatment.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.

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November 12, 2009
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Note 4. Recent accounting pronouncements, page 78
     43. Please update this section for the adoption of new accounting pronouncements as of the most recent interim period (i.e. August 31, 2009). For example, SFAS No. 141R, SFAS No. 160, FSP 142-3, EITF No. 08-7, FSP 107-1, APB 28-1, and FSP FAS 141(R)-1 were to be adopted in the interim periods of the fiscal year ended February 28, 2010.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     44. We note you have evaluated subsequent events for potential recognition and/or disclosure through September 28, 2009. Tell us what consideration you gave to disclosing, within your financial statements, the transaction involving the sale of your Neural Impulse Actuator product line in September 2009. In addition, tell us the results of any interim test for goodwill impairment triggered by this transaction considering paragraphs 28 and 29 of SFAS 142.
     The Company respectfully submits that the Neural Impulse Actuator “product line” was not material as it was only approximately $1M in revenue for fiscal year 2009 and less than $100,000 for the last six-month period. Further, it was not associated with any goodwill assets. The transaction was effective in September and did not require any retroactive impact.
Note 7. Goodwill on acquisition and other intangible assets, page 81
     45. Your disclosure indicates that, in the second step of your goodwill impairment analysis, a loss is recognized to the extent that the carrying amount of OCZ’s net assets exceed OCZ’s fair value. Tell us how this policy complies with paragraph 20 of SFAS 142.
     The policy and treatment adopted and followed by the Company in the preparation of their financial statements was consistent with paragraph 20 of SFAS 142. However, the Company has noted that the wording of the policy in note 7 was not necessarily comprehensive and as such appeared potentially inconsistent with the requirements of paragraph 20 of SFAS 142 in terms of the terminology used. The Company has revised the disclosure in the Form 10 to amplify and correct the wording of the policy and terminology used.
     46. Describe your methodology for determining the fair value of OCZ’s reporting unit in accordance with paragraphs 23 through 25 of SFAS 142. Tell us what consideration you gave to providing this information in the notes.
     In considering the methodology for determining the fair value of the Company’s reporting unit for the financial statements up to and including the fiscal years ending February 28, 2009, the Company’s stock was quoted on the Alternative Investment Market (“AIM”) of the London Stock Exchange and therefore the quoted market prices of the stock was seen as the best evidence of fair value and was used as

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
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a basis for measurement. In addition, the directors also considered two independent analyst reports provided by John East & Partners and Edison which both indicated that the market price of the stock may be undervalued. Having considered both of these factors and concluded that the quoted market price of the stock was lower than the carrying amount of the Company’s net assets, the second step of the impairment test was undertaken.
     The Company has revised the disclosure in the Form 10 to provide clarity on how OCZ’s fair value is determined.
Goodwill, page 82
     47. We note your acquisitions of PC Power and Cooling, Inc. and Silicon Data Inc. in May 2007 and October 2007, respectively. Please provide us with your tests of significance for each of these acquisitions. Tell us what consideration you gave to the guidance in Rule 3-05 of Regulation S-X to include historical financial statements of either or both of these businesses.
     The Company respectfully notes that both of these acquisitions were asset purchases rather than of the corporate entity. In addition, as shown below the corporate entities’ operations were not material when compared to calendar 2006, the most recent fiscal year for OCZ prior to the acquisitions:
     For PC Power and Cooling, its December 31, 2006 assets were 9.0% of the December 31, 2006 asset balance of the Company, its 2006 sales were 10.4% of the Company’s sales for calendar 2006, and its pre-tax profit of $328,000 only reduced the 2006 pre-tax loss of the Company o f$1,959,000 by approximately 16.7% to a loss of $1,631,000.
     For Silicon Data, Inc, its December 31, 2006 assets were 0.9% of the December 31, 2006 asset balance for the Company, its 2006 sales were 5.7% of sales for calendar 2006 for the Company, and its pre-tax profit of $59,000 only reduced the 2006 pre-tax loss of the Company of $1,959,000 by approximately 3.0% to a loss of $1,900,000.
     The sales of the acquired products were included in the results of operations from the acquisition dates. However, in response to other Staff comments, the Company has expanded the results of operations (see comment response #17) and footnote disclosures (see comment response #49) to provide additional analytical information and pro forma data about these acquisitions.

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
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     48. You indicate that the notes payable issued as partial consideration for your acquisition of PC Power and Cooling, Inc. are convertible. Describe the conversion terms of the notes and provide your assessment of any embedded derivatives to be separately accounted for under SFAS 133 and EITF 00-19 or any beneficial conversion feature.
     The Company respectfully clarifies that the notes at issue were not convertible by their nature. On two occasions, the noteholder in its discretion negotiate to exchange part of one outstanding note into equity in the Company.
     49. Tell us what consideration you gave to including supplemental pro forma information for the fiscal year ended February 29, 2008 based on the guidance in paragraph 54(b) of SFAS 141.
     The Company has expanded disclosure to include the new section “Unaudited Pro Forma Financial Information” for both calendar 2006 and the fiscal year ended February 29, 2008 which was added to the applicable footnote.
Note 11. Bank Line of Credit, page 83
     50. Revise to disclose the material terms of each of your debt obligations outstanding as of the date of each balance sheet presented. Refer to Rule 5-02.19(b) of Regulation S-X.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
Note 12. Stockholders’ Equity, page 84
     51. Revise to include the number of authorized shares as of each balance sheet presented. Refer to Rule 5-02.29 of Regulation S-X.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s Comment.
     52. We note that your stock was listed on the London Stock Exchange plc from June 2006 through April 2009. Tell us the currency denomination of the exercise price of your stock options. Describe how you considered paragraph 33 and footnote 19 of SFAS 123(R).
     The Company respectfully submits that all of its stock options are denominated in US Dollars which therefore renders paragraph 33 and footnote 19 moot.

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
Page Seventeen
     53. Tell us where you have included all of the disclosures required by paragraph A240 of SFAS 123(R). Also explain what consideration you gave to including option disclosures for the subsequent interim period through August 31, 2009. Please revise, accordingly.
     The disclosures required by paragraph A240 of SFAS 123(R) are included within note 3 ‘significant accounting policies’ under the heading ‘stock based compensation’ and note 12. In addition the stock based compensation charge is also noted in the consolidated statement of stockholder’s equity.
     The notes presented within ‘Item 13 Financial statements and Supplementary data’ of Form 10 cover the primary statements for all periods presented and the detailed notes in respect of the three audited fiscal years. However, we now have updated note 3 and note 12 referred to above on the Form 10 for the interim period to 31 August 2009.
     54. We note that you modified certain options granted to non-senior management employees in April 2008. Please describe the financial statement impact from this modification and how your accounting complies with paragraph 56 of SFAS 123(R).
     The Company notes that it did account for such impact to comply with paragraph 56 of SFAS 123(R), where the current Black Scholes value (nominal) of the historical options is deducted from the value of the new awards. The excess was only approximately $100,000 in the aggregate. The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
Exhibits
     55. Please tell us why you have not filed any agreements with Newegg pursuant to Item 601(b)(10) of Regulation S-K. It appears that you may be substantially dependent upon Newegg, a customer that constituted 12%, 19% and 17% of your net sales for fiscal years ended February 29, 2008 and February 28, 2009 and the six months ended August 31, 2009, respectively.
     The Company does not have, nor has it in the past had, a written supply agreed with Newegg, Inc. The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     56. We note that you did not file the exhibits to the Asset Purchase Agreements with PC Power and Cooling, Inc. dated May 25, 2007, and with Silicon Data Inc. dated October 25, 2007. It appears that some of the exhibits, including the Holdback Notes, may contain information which is material to an investment decision and which has not otherwise been disclosed. See Item 601(b)(2) of Regulation S-K. It also appears that you did not file the Security Agreement and the Services Agreement to the Asset Purchase Agreement with BCInet, Inc. dated August 31, 2009. Please advise.

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
Page Eighteen
     The ancillary documents for the PC Power and Cooling, Inc. transaction included a Bill of Sale, an employment agreement, two non-competition agreements and two promissory notes payable by the Company. The notes were due and paid in the spring of 2009. The Company respectfully submits that none of the other documents are considered material by the Company and therefore required for filing under Item 601.
     The Company entered into two Consulting Agreements related to the personal services of two separate individuals in connection with the asset transaction with Silicon Data, Inc., which were at standard hourly market rates and other customary terms, such as confidentiality, etc. Accordingly, it does not believe such agreements are material and required to be filed under Item 601 of Regulation S-K (“Item 601”). The single note issued was in a principal amount of $75,000 and was due and paid in 2008, and therefore the Company again does not believe these exhibits are material and therefore required for filing under Item 601.
     In response to the Staff’s comment, in connection with the agreement with BCInet, Inc., the Company is filing the Security Agreement with the Amendment Number One to the Form 10. The Services Agreement related to a relatively minimal amount of ordinary course overhead and transition services charged at market rates and the Company does not believe said agreement is material and therefore required to be filed under Item 601.
     57. Please advise why you did not file Schedules 4(e) and 4(n) 10 the Sale of Accounts and Security Agreement with Faunus Group International, Inc. dated July 6, 2009. See Item 601(b)(10) of Regulation S-K.
     The Company respectfully asserts that Schedule 4(e) is simply the UCC financing statement for the transaction and not customarily filed as a material exhibit. Although referenced in the applicable agreement, Schedule 4(n) does not in fact exist and the reference to it consequently was an inadvertent drafting error in the applicable agreement.

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
November 12, 2009
Page Nineteen
* * * *
We hope that the foregoing satisfactorily responds to each of the comments set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (650) 833-2073.

Very truly yours, DLA Piper LLP (US)
/s/ Ed Batts
Ed Batts Partner

Admitted to practice in California
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